

(

20004256

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 40494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams & Sherwood Investments

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

14 Corporate Plaza Drive, Suite 210

(No. and Street)

Newport Beach   CA   92660

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Ruggles / 949-698-1039

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000   New York   NY   10119

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 13 2020

Washington DC
413

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Gary Carmell__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Clayton, Williams & Sherwood Investments__ , as of __December 31st__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Vice President
_____

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of __Orange__

On __2/11/2020__ before me, __Melissa K Hammonds Notary Public__
    Date   *Here Insert Name and Title of the Officer*

personally appeared __Gary Cunnell__



    Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

> MELISSA KORIN HAMMONDS
> Notary Public - California
> Orange County
> Commission # 2257474
> My Comm. Expires Sep 7, 2022

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Melisa K Hammonds_

Place Notary Seal and/or Stamp Above

Signature of Notary Public

────────────── **OPTIONAL** ──────────────

*Completing this information can deter alteration of the document or
fraudulent reattachment of this form to an unintended document.*

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

**Clayton, Williams &
Sherwood Investments, Inc.**
Financial Statements and
Supplemental Information

For the Year Ended
December 31, 2019

(With Report of Independent
Registered Public Accounting
Firm)

INDEX TO FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm

To the Stockholders of
Clayton, Williams & Sherwood Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments, Inc. (the Company) as of December 31, 2019, the related statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Baker Tilly Virchow Krause, LLP

New York, New York
February 7, 2020

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Assets:

Cash and cash equivalents	$	65,882
Other Receivable		27,153
Due from related party		115,317
Total assets	$	208,352

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	15,799
Due to related party		115,317
Total liabilities		131,116

Commitments and Contingencies

Stockholders' Equity

Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding, stated at	8,000
Additional paid-in capital	402,909
Accumulated deficit	(333,673)
Total stockholders' equity	77,236
Total liabilities and stockholders' equity	$ 208,352

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUE

Fees from Affiliate	$	1,142,303
Total revenue		1,142,303

EXPENSES

Compensation and Benefits	746,697
Marketing and Advertising	136,662
Professional Fees	96,190
Management and Allocated Corporate Overhead	75,521
Regulatory Fees and Expenses	57,747
Occupancy and Equipment	37,457
Technology and Communications	4,725
Total expenses	1,154,999

NET LOSS $ (12,696)

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2019

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
BALANCE–January 1, 2019	800	$8,000	$402,909	($320,977)	$89,932
Net Loss	-	-	-	(12,696)	(12,696)
BALANCE–December 31, 2019	800	$8,000	$402,909	($333,673)	$77,236

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(12,696)
Changes in operating assets and liabilities:		
Due from related party		(21,424)
Other receivable		(27,153)
Accounts payable and accrued liabilities		(12,850)
Due to related party		21,424
Net cash used in operating activities		(52,700)
NET DECREASE IN CASH		(52,700)
CASH and CASH EQUIVALENTS – beginning of year		118,582
CASH and CASH EQUIVALENTS – end of year	$	65,882

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Clayton, Williams & Sherwood Investments, Inc. (the "Company") is a California corporation organized on October 4, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA"), to operate as a broker and dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers, and does not carry any accounts on behalf of or for the benefit of customers.

On January 1, 2010, the Company entered into an Expense Sharing Agreement ("the Agreement") with CWS Apartment Homes LLC, a Delaware limited liability company ("CWS Apartments"), and Steven J. Sherwood, an individual ("Stockholder"), in which the Company and CWS Apartments agreed to share expenses that jointly benefit both the Company and CWS Apartments. The expenses shall be allocated in a reasonable manner that reflects the related benefits received by each of the Company and CWS Apartments. In connection with this Agreement, CWS Apartments also agreed to pay to the Company a fee equal to the benefit accruing to CWS Apartments as a result of the Company's business efforts. Such fees from affiliate will be determined from time to time in good faith by both parties. During the year ended December 31, 2019, such fees from affiliate amounted to $1,142,303, and represented 100% of the Company's revenue.

Management believes that fees from affiliate recognized and collected in connection with the expense sharing agreement discussed above will be sufficient to cover the Company's future expenses. Additionally, the Stockholder agreed in connection with the aforementioned agreement that, from time to time, he will provide the Company sufficient operating capital to (a) allow the Company to pay its ongoing administrative expenses and (b) insure that the Company meets all applicable minimum net capital requirements. As such, management concluded that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern as of the date of the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2019.

During the year ended December 31, 2019, all revenues of the Company were received from CWS Apartments in accordance with the Agreement discussed in Note 1.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash, other receivable, accounts payable and accrued liabilities approximate their fair value as of December 31, 2019, based on their relatively short-term nature.

In the opinion of management, the fair value of due to and from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2019 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company recognizes fees from affiliate in accordance with the Agreement discussed in Note 1 when such fees are earned and the related services are performed.

Other Receivable

The other receivable balance resulted from a refund of previously over-paid professional service expenses in the amount of $32,095, which is included as a reduction in Professional Fees on the statement of operations. This balance will be recovered as a reduction of referral fees in the amount of $549 per month. A total of $4,942 was recovered against this balance in 2019. The amount is non-interest bearing and there were no losses associated with this receivable during 2019.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company accounts for uncertain tax positions in accordance with ACS 740-10, *Accounting for Uncertainty in Income Taxes.* ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ACS 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements.

First, the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2019, the Company has no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.

3. REGULATORY REQUIREMENTS

Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this rule, the Company is required to maintain "minimum net capital" of $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. As of December 31, 2019, the Company was in compliance with Rule 15c3-1 with net capital of $50,083 and ratio of aggregate indebtness of 2.62 to 1.

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000 each. From inception through the year ended December 31, 2019, these stockholders have made net contributions of $402,909 to additional paid-in capital.

5. RELATED PARTY TRANSACTIONS

In connection with the Agreement discussed in Note 1, the Company received fees from affiliate in the amount of $1,142,303 during the year ended December 31, 2019. In addition, CWS Apartments allocated $1,082,749, based on expenses born on behalf of the Company, professional fees, general and administrative, licenses and fees, and other non-operating expenses to the Company for the year ended December 31, 2019, all of which are included in the accompanying statement of operations. As of December 31, 2019, the amounts due to and due from CWS Apartments were $115,317, respectively.

6. COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2019.

7. INCOME TAXES

During the year ended December 31, 2019, the Company paid $800 for California franchise taxes. Such amount is included in Management and Allocated Corporate Overhead in the accompanying statement of operations.

As of December 31, 2019, the Company had a deferred tax asset of approximately $48,000 related to net operating loss and charitable contribution carryforwards, which has been entirely offset by a valuation allowance.

As of the date of this report, the Company had three and four years of tax returns still open for audit for federal and state purposes, respectively.

The Company has recorded a valuation allowance equal to its net deferred tax assets. The Company believes that the valuation allowance is necessary as it is more likely than not that the net deferred tax assets will not be realized in the foreseeable future because of uncertainties relating to future taxable income, in terms of both its timing and its sufficiency, which would enable the Company to realize the deferred tax assets.

As of December 31, 2019, the Company had net operating loss and charitable contribution carryforwards of approximately $198,000 and $97,000 for federal and California income tax purposes, respectively. These loss carryforwards may be used to offset future taxable income and expire at various times through 2022, if not fully utilized by then. Utilization is dependent on generating sufficient taxable income prior to expiration of the tax loss carryforward.

7. INCOME TAXES (continued)

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations too many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 7, 2020, the date the financial statements were issued. The Company has concluded that no events have occurred subsequent to December 31, 2019 that require consideration as adjustments to or disclosure in its financial statements.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of and for the Year Ended December 31, 2019

NET CAPITAL

Total stockholders' equity from statement of financial condition	$	77,236
Less: Non-allowable assets		(27,153)
Net capital	$	50,083

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	8,741
Minimum dollar net capital required for reporting broker/dealer	$	5,000
Net capital requirement (greater of above)	$	8,741
Excess net capital (regulatory net capital less net capital requirement)	$	41,342

AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION

AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	131,116
Ratio of aggregate indebtedness to net capital		2.62-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$	50,083
Audit adjustments		—
Audited net capital	$	50,083

There are no material differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 as of December 31, 2019.

EXEMPTION REPORT



Report of Independent Registered Public Accounting Firm

To the Stockholders of
Clayton, Williams & Sherwood Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Clayton, Williams & Sherwood Investments, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 7, 2020



INVESTMENTS
MEMBER FINRA, SIPC

15c3-3 Exemption Report

For the period of 01/01/2019 to 12/31/2019

Background

On July 30th, 2013 the U.S. Securities and Exchange Commission (the "Commission") amended certain reporting, audit, and notification requirements for broker-dealers registered with the Commission. Among other things, under the amendments, broker-dealers must file one of two new reports with the Commission annually – either a compliance report if the broker-dealer did not claim it was exempt from Rule 15c3-3 under the Securities Exchange act of 1934 ("Exchange Act") through the broker-dealer's fiscal year or an exemption report if the broker-dealer did claim it was exempt from Rule 15c3-3 throughout the fiscal year. A broker-dealer must file with the exemption report a report prepared by its independent public accountant based on a review of the exemption report. The examination and review, as well as the audit of the financial statements, must be conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). This report was created to ensure Clayton, Williams & Sherwood Investments, a California Corporation registered with the SEC as a broker dealer ("CWS Investments" or "CWSI") remains compliant with SEC requirements.

1). Exemption Provision Statement

Under which provision(s) in paragraph (k) of Rule 15c3-3 did CWS Investments claim an exemption from Rule 15c3-3?

Firm Response: Per its FINRA membership agreement, CWS Investments operates pursuant to SEC Rule 15c3-3(k)(2)(i). The firm does not hold customer funds or keep customer securities. CWS investments promptly transmits its customer's checks to an escrow bank account (currently agreements are established with Wilmington Trust). The checks are sent via a secure method (FedEx delivery) and tracked on the firm's checks received and forwarded blotters. Customer wires are processed directly with the bank and have no CWSI involvement.

2). Exemption Compliance

	Yes	No
Did CWSI meet the identified exemption provision throughout the fiscal year without exception?	☒	☐*

*if exceptions existed complete item 3 below

3). Exception Details

Nature of exception	Date exception occurred
I. None / not applicable	N/A
II. None / not applicable	N/A
III. None / not applicable	N/A

Acknowledgement

The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP hereby confirm the representations described above.

Signature of CEO or authorized executive:	Date	Signature of FINOP:	Date 1-24-2020
Printed name: Gary Carmell		Printed Name: Mark Ruggles	

AGREED-UPON PROCEDURES



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Stockholders of
Clayton, Williams & Sherwood Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Clayton, Williams & Sherwood Investments, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 7, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2675***************************MIXED AADC 220
40494   FINRA   DEC
CLAYTON WILLIAMS & SHERWOOD INVESTMENTS
CWS INVESTMENTS
14 CORPORATE PLAZA DR STE 210
NEWPORT BEACH, CA 92660-7928

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Ruggles (949) 698-1039

2. A. General Assessment (item 2e from page 2) $ _____ 89.33

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ 89.32)

   _____ Date Paid

   C. Less prior overpayment applied   (_____ — . _____)

   D. Assessment balance due or (overpayment)   _____ —

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____ —

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ Ø

   G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑
       Total (must be same as F above) $ _____ —

   H. Overpayment carried forward $(_____ —)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Clayton Williams & Sherwood Investments
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _24th_ day of _January_ , 20_20_ .

COO/CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,142,299

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

* Dollar-for-dollar reimbursement from Parent / subsidiary $1,082,749

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 59,550

2e. General Assessment @ .0015 $ 89,33

(to page 1, line 2.A.)

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